Shareholder Rebuttal to Facebook, Inc. Opposition Statement
Regarding Equal Voting Rights

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Facebook, Inc.
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc. Funded Pension Plan
ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Facebook shareowners are encouraged to vote FOR resolution #9:

Resolved: Shareholders request that our Board take all practicable steps in its control toward initiating and adopting a recapitalization plan for all outstanding stock to have one vote per share. This would include efforts at the earliest practicable time toward encouragement and negotiation with Class B shareholders to request that they relinquish, for the common good of all shareholders, any preexisting rights. This is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts.

Overview
The Proponent, as well as critics of our Company, believes that the ownership in a Company should come with the right of having a say in Company decisions in the form of voting ‘for’ or ‘against’ Company proxy proposals in a meaningful way.  In the opinion of the Proponent, the current share structure affords the shareholders who have provided the majority of capital since the Company went public absolutely no consequential manner of communicating dissent with any decision Mr. Zuckerberg chooses to make.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 9 following the instruction provided on the management’s proxy mailing.

Voting at annual elections is a vital safeguard of shareholder value, yet our Company’s share structure puts shareholders at risk.
The Securities and Exchange Commission (SEC) tells all shareholders to vote in the annual elections of the companies in which they are invested because “shareholder voting rights give you the power to elect directors at annual or special meetings and make your views known to the company management and directors on significant issues that may affect the value of your shares.”1 However, at our Company, the shareholders who own the most stock (outsiders) have no say in the issues affecting the Company. Because insiders with “super-voting shares” (class B) get 10 votes per share, the Proponent believes that it is impossible for class A shareholders to ever vote down a Company-sponsored resolution. The Proponent is concerned that without shareholder input that is effective through the annual voting process, the Company may make serious missteps that could have been avoided through equal voting rights.

The Proponent believes that research has shown that our Company’s voting structure is simply bad for business.
A comprehensive study, Incentives vs. Control: An Analysis of U.S. Dual-Class Companies, concluded that “the more control that the insiders have, the more they can pursue strategies that are at the expense of outside shareholders”2 (emphasis added).  The authors found that ceding voting control to insiders – that is, managers unchecked by shareholder input – leads to poor performance over the long-term; even while creating incentives by rewarding managers for their good efforts with greater value through stock ownership leads them to make better decisions. Based upon this research, the Proponent feels that shareholder value is best derived when insider voting control of the firm is separated from insider economic ownership, which has its own reward when stock prices rise.

A study sponsored by the Investor Responsibility Research Center Institute (IRRCi) has shown that on average and over time, companies with multiclass capital structures underperform those with a one-share, one-vote standard in which owners’ economic risk is commensurate with voting power. This IRRC study also found that over the long term, controlled companies with a one-share, one-vote structure tend to outperform all others.3

Facebook claims that “our success is due in large part to the leadership of our founder and CEO, Mark Zuckerberg, whose vision has guided us from our inception” and that “our board of directors believes that Mr. Zuckerberg has been, and will continue to be, a crucial part of our long-term success.” As fiduciaries, the Proponent certainly hopes that Mr. Zuckerberg will continue to be a crucial part of Facebook’s long-term success; however, we are very concerned that over the long term, the use of insider control at Facebook to insulate management from addressing shareholder issues and concerns will have a negative impact on long-term shareholder value.

The Proponent feels that the new non-voting class of stock further dilutes shareholder rights, and illustrates the Company’s disregard for shareholders.
In the opinion of the Proponent, the planned change to the voting structure is a blatant and obvious attempt to keep control of the Company firmly in Mr. Zuckerberg’s hands, giving him full reign to completely disregard risks to shareholder value.  Should insider shareholders (Mr. Zuckerberg and other insiders) approve the creation of new non-voting Class C shares at the annual meeting, the Proponent believes that Mr. Zuckerberg would be giving himself unilateral control and liquidity in the firm forever. Reuters agrees that “Facebook plans new non-voting shares to keep Zuckerberg at helm.”4 Non-insider shareholders already suffer with only 1/10th the voting power of insiders, and the Proponent believes that Facebook’s new non-voting share of stock will completely eliminate any semblance of opportunity for meaningful engagement with the Company.  Due to the current voting structure, there is no way for common (class A) shareholders to successfully vote against the creation of this non-voting stock. Reuters underscores this issue stating that “the plan must be approved by Facebook's shareholders at a meeting on June 20, but since Zuckerberg controls the company, its success is virtually certain.”5

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1 https://www.sec.gov/investor/pubs/sec-guide-to-proxy-brochures.pdf
2 “The Effects of Dual-class Ownership on Ordinary Shareholders.” Knowledge@Wharton. 30 June 2004. <http://knowledge.wharton.upenn.edu/article/the-effects-of-dual-class-ownership-on-ordinary-shareholders/>
3 http://irrcinstitute.org/pdf/FINAL-Controlled-Company-ISS-Report.pdf
4 http://www.reuters.com/article/us-facebook-results-stock-idUSKCN0XO2RG
5 http://www.reuters.com/article/us-facebook-results-stock-idUSKCN0XO2RG

The Company’s blatant disregard for shareholders was underscored by the filing of its definitive proxy voting materials on June 2, which was 18 days prior to the annual meeting on June 20, 2016. This notice was 12 days fewer than the 30 days otherwise required by the SEC for companies that are not closely held.  The Proponent believes that delaying the remittance of proxy materials to shareholders at large has the effect of reducing shareholder notice and the number of external shareholder votes cast. The Proponent is concerned that not only do Mr. Zuckerberg and other insiders plan to cede total control of the firm to Mr. Zuckerberg in perpetuity, but that levels of voting support for all other shareholder proposals including this one will be squelched.

Without equal shareholder voting, the Proponent is concerned that shareholders will never be able to stop further dilution of their share value, as well as voting rights.

Past performance of this Proposal, in the Proponent’s opinion, illustrates shareholder support of equal voting.
The fact that this Proposal has received high votes at each annual meeting (almost 20%, regardless of the fact that Mr. Zuckerberg and other insiders controlled 64% of the vote at the time) illustrates class A stockholders’ support of equal shareholder voting.  According to the Proponent’s estimates, if the Class B (insider) shareholders that voted at the 2015 meeting had one vote per share instead of 10 votes per share, the 2015 version of this proposal would have received at least 51% of the vote in favor. The Proponent believes that the claims by the Company which state that “our stockholders rejected a substantially similar proposal at our last two annual meetings of our stockholders,” when Mr. Zuckerberg alone controls more than half of the votes due to the dual voting share structure of the firm, illustrate the problem with the current voting structure. Despite that fact that shareholders own the majority of the firm, any resolution that Mr. Zuckerberg votes against will fail, regardless of ownership vote. The Proponent feels that without a tally of one-vote-per-share, claiming that stockholders rejected a proposal means little more than Mr. Zuckerberg voted against it.

Despite this robust shareholder support, the Proponent believes that Facebook’s decision to issue a non-voting class of stock (Class C) shows blatant disregard for shareholders’ rights.

The Proponent believes that the current dual-class structure is NOT in the best long-term interest of our stockholders and the current corporate governance structure is NOT sound and effective.
The Proponent feels that the current dual-class structure eliminates shareholder checks and balances over Management decisions. Over the long-term, insider control has been shown to sacrifice performance. As Metrick et al. concluded, “sales growth improved as insiders’ financial stakes grew, and worsened as they gained voting clout.” In other words, disproportional voting rights (wherein insiders have more than one vote per share) can be detrimental to a corporation’s bottom line.  . And as others point out, “With few constraints placed upon them, managers holding super-class stock can spin out of control. Families and senior managers can entrench themselves into the operations of the company, regardless of their abilities and performance. Finally, dual-class structures may allow management to make bad decisions with few consequences.”6

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6 http://www.investopedia.com/articles/fundamental/04/092204.asp#ixzz3XIMQvxdg

Conclusion:
The Proponent believes that this proposal is in the best interest of the company—that it is protective of shareholder value without being overly proscriptive or burdensome.  The Proponent also believes that, contrary to Company claims, Facebook’s existing dual-class share structure are not in the best interest of the company or shareholders.

We urge you to vote “FOR” proxy item #9. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

NorthStar Asset Management, Inc.
Date: June 6, 2016
	By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge President & CEO*

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 9 following the instruction provided on the management’s proxy mailing.